August 30, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
 Washington, D.C. 20549
Attention: Ms. Heather Percival
   Ms. Amanda Ravitz

Re:	BioSig Technologies, Inc. Amendment No.1 to Registration Statement on Form S-1 Filed August 3, 2017 File No. 333-218583

Ladies and Gentlemen:

On behalf of BioSig Technologies, Inc. (the "Company" or "BioSig"), we are writing to respond to the comments set forth in the comment letter of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission"), dated August 17, 2017 (the "Comment Letter"), to Kenneth Londoner, Chief Executive Officer of the Company, relating to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement").  In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement ("Amendment No.2"), responding to the Staff's comments in the Comment Letter and updating the Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Amendment No.2. References herein to page numbers are to page numbers in Amendment No.2.

The following is the Company's response to the Comment Letter. The Company's response is numbered to correspond to the Staff's comment as numbered in the Comment Letter. For your convenience, the Staff's comment contained in the Comment Letter has been restated below in its entirety, with the Company's response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No.2 which is marked to show changes from the relevant portions of the Registration Statement.

Selling Shareholders, page 49
1.
Expand your response to prior comment 1 to provide your legal analysis for the exemption upon which you relied to issue the warrants to Laidlaw & Co. employees. In this regard, it is unclear why Laidlaw & Co.'s status as an accredited investor would exempt the issuance of securities to its employees. Also, clarify your added disclosure that you issued the securities to the employees of Laidlaw & Co. "as designees."

Response:

The Company has made the requested revisions to its disclosure on page 49 of Amendment No.2 to clarify its added disclosure that the warrants were issued to employees of Laidlaw and Co. ("Laidlaw") for administrative convenience after Laidlaw assigned its rights to receive these warrants. Specifically, on September 13, 2016, we entered into an engagement letter with Laidlaw pursuant to which we engaged Laidlaw to serve as our exclusive placement agent in connection with a proposed private placement of up to $5,000,000 of securities of the Company in exchange for (a) a cash fee of 4% or 10% of the gross proceeds depending on the investor and (b) warrants to purchase 4% or 10% of the shares of common stock sold in

U.S. Securities and Exchange Commission
August 30, 2017

the offering, depending on the investor (the "Warrant Fee").  Prior to the final closing of this offering, Laidlaw informed the Company that it had assigned its right to receive a portion of the Warrant Fee to certain of its employees.  Rather than issue the Warrant Fee to Laidlaw and process assignments to these designated employees immediately thereafter, the Company just issued that assigned portion of the Warrant Fee directly to the Laidlaw employees.  None of the Laidlaw employees made any direct investment decision nor were known to the Company prior to this offering.  The exemption upon which the Company relied to issue the Warrant Fee was Section 4(2) and Regulation D (Rule 506) under the Securities Act of 1933, as amended, as Laidlaw, the party entitled to the Warrant Fee was an accredited investor at the time of issuance.
* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner Rick A. Werner, Esq.

cc: Kenneth Londoner, BioSig Technologies, Inc.